Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

December 1, 2021

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
VegTech Environmental Impact and Plant-based Innovation ETF (the “Fund”)

Dear Ms. Brutlag:

This correspondence is being filed in response to the comments you provided via telephone to Elaine Richards and Jennie Schenk of U.S. Bank Global Fund Services, on November 15, 2021, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 1051 to the Trust’s Registration Statement. PEA No. 1051 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1053 under the Investment Company Act of 1940, as amended, on Form N-1A on September 30, 2021 (SEC Accession No. 0000894189-21-007060). The purpose of PEA No. 1051 was to add one new series to the Trust. The Trust will be filing another PEA under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

PROSPECTUS

1.    The Fund’s name includes the word “impact,” however it is not clear from the Prospectus disclosure what measurable impact the Fund is seeking to achieve. For example, while the Prospectus notes that its investments are intended to promote environmental change, the Fund does not specifically identify what changes it seeks to promote. If the Fund seeks to achieve a specific ESG impact, please enhance the disclosure as necessary to address the following:

a.    The Fund should disclose specifically which ESG impacts it seeks to achieve.

b.    Disclose whether these stated impacts are prioritized over returns, treated the same as returns, or are secondary to returns.

c.    Disclose how the Fund intends to measure and monitor whether it is achieving ESG related impacts.

d.     Disclose if the Fund will report on whether it is achieving its stated impacts, including where such disclosure would appear (e.g., on the Fund’s website or a separate impact report).

e.     Consider mentioning the Fund’s ESG goals as part of the investment objective. For example, the investment objective could state the Fund’s ESG goals as a secondary objective or integrate the ESG goals as part of the primary objective. If the Fund does not believe that is appropriate, please explain why.

If the Fund does not seek to achieve ESG specific impacts, please remove “impact” from the Fund’s name.

Response 1: The Trust responds by removing the word “impact” from the Fund’s name. Accordingly, the sub-parts of the Staff’s Comment 1 are no longer applicable. The Fund’s new name will be the “VegTech Plant-based Innovation & Climate ETF.”

2.    The Fund’s name contains the words “VegTech” and “Plant-based Innovation” which suggests the Fund will invest at least 80% in the securities of companies that relate to these terms. Please clearly define “VegTech” and “Plant-based Innovation” companies and include an appropriate 80% Name’s Rule.

Response 2: The Trust responds by first clarifying that the name of the investment adviser is “VegTech LLC.” Accordingly, in the same way that most fund names contain the investment adviser’s name as part of the fund’s name, this Fund is following suit. Furthermore, the Fund’s Name’s Rule policy, has been restated and updated. See Response 4 below.

3.    The Staff observes there is an index named “VegTech: The Global Vegan Impact and Innovation Index.” Please supplementally confirm if the Fund or the Adviser are in any way connected to this Index. If so, please explain if the Index includes back-tested performance. Additionally, please confirm if the Index will be used in any way to promote the Fund.

Response 3: After conferring with the Adviser, the Trust has confirmed that the referenced index has never been operational. The corresponding webpage to the referenced index has been removed. The Adviser confirmed that the index has no relationship to the Fund and will not be used to promote the Fund. That said, the Adviser has informed the Trust that it intends to launch an index in the coming months. The Adviser has represented that the index will have no relationship to the Fund.

Prospectus - Principal Investment Strategy Section

Please see Appendix A at the end of this letter for the full restatement of the Principal Investment Strategy and Principal Investment Risk sections of the Prospectus.

4.    Please clarify the definition of “VegTech companies.” Does the 80% bucket include both vegan technology and plant-based companies?
Response 4: See Appendix A. As shown in Response 2 above, the Fund includes the words “Plant-based Innovation” in its 80% policy. The phrase “vegan technology” is not used in the Prospectus. The Trust further responds by revising the updating the first paragraph in the Principal Investment Strategy section to better address the question as follows:

The Fund is an actively managed exchange-traded fund (“ETF”). The Fund will invest under normal circumstances at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of plant-based innovation companies (“VegTech companies”). VegTech companies are companies that (1) focus on producing end products that are plant-based; or (2) meet the Adviser’s strict criteria mandating a de minimis amount of animals or animal secretions used in end-products in order to promote positive climate change. In all cases, VegTech companies produce no primary products designed for industrial farm animal production. The Adviser defines de minimis to mean at least 98% of a company’s distinct product offerings, which contain no more than trace amounts of animals and/or animal secretions, as indicated in publicly available documents. In looking for VegTech companies, the Adviser searches for companies it considers to be innovators in developing products, services, trade secrets, technology, methods, and advancements in scientific research relating to the areas of plant-based and vegan products, food, or services, cell-cultured foods, precision fermented foods, animal-free agriculture, animal-free materials, and scientific services, all with a goal of developing a more efficient or more sustainable production system. To be considered an innovator by the Adviser, a company must provide at least one substitute or replacement for products, components, processes or services that use animals, in addition to having a minimum market capitalization of $25 million.

5.    Regarding the Fund’s market capitalization restriction, please refer to the $25 million market capitalization limitation early in the discussion for clarity. Please reconcile all references to market capitalization for consistency. For instance, one reference suggests the Fund can invest in companies of all market capitalizations.

Response 5: See Appendix A. The Trust responds by making the changes as suggested.

6.    The strategy disclosure states “Companies that invest in innovative companies or that have targeted or announced a merger with an innovative company are also considered innovative companies, provided they meet the de minimis and capitalization standards.” This statement suggests that companies that invest in innovative companies count towards investing in 80%, however the Staff does not consider this appropriate. Please clarify this disclosure and also delete reference to “targeting a merger.”

Response 6: See Appendix A. The Trust responds by removing the statement in its entirety.

7.    The principal investment strategy disclosure states “The remainder of the portfolio will typically be invested in companies innovating to take animals out of the materials supply chain.” Please confirm supplementally if Tesla could be considered one of these types of companies, and please explain how Tesla uses innovation to take animals out of the supply chain.

Response 7: See Appendix A. The Trust responds supplementally by clarifying that companies that create vegan materials, as well as companies that utilize vegan materials in a novel way such that their usage replaces animal products, as in the case of Tesla using vegan leather in place of animal leather in their cars, would be considered as potential companies in which the Fund could invest.

8.    Please add disclosure regarding the due diligence practices the Adviser undertakes in identifying companies, such as third-party screening. If applicable, disclose whether the Adviser relies on third-party screens or an index when selecting securities.

Response 8: See Appendix A. The Trust confirms that it does not rely on third-party screens. The Trust further responds by adding the following sentence disclosing the Adviser’s research process:

The Adviser conducts its own screening research by reviewing financial statements, websites, brochures, conducting company interviews and analyzing product labels prior to investing in any company.

9.    Under the first bullet point labeled “Plant-based Food Companies,” the Staff considers it more appropriate that a “primary product” should be defined as “animal-free products that account for more than 50% of a company’s revenue as disclosed in public financial statements.” Please consider revising accordingly.

Response 9: See Appendix A. The Trust responds by revising the referenced percentage as suggested.

10.    Under the second bullet point labeled “Cell-cultured Food Companies,” please clarify the disclosure to define industry terms such as “bioreactors,” “media,” and “scaffolding.” Indicate whether products are all “lab-grown,” and specify what that includes? Additionally, please describe more clearly how a company that produces media is considered to be a “cell-cultured food company.”

Response 10: See Appendix A. The Trust responds by defining the industry terms directly in the referenced paragraph as follows:

•Cell-cultured Technology Companies. Companies that use bioscience and engineering to produce (or help produce) cell-cultured foods. These foods are sometimes called “cell-based,” “lab-grown,” or “cultured” products. These technologies increase food production and mitigate environmental impact by utilizing animal cells, as a replacement for animal in the production of meat, in a way that significantly reduces the need for industrial animal farming, thus reducing the use of land, water, and antibiotics. These companies need only use a trace amount (i.e., 1% or less) of animal cells in a bioreactor to grow a significantly larger amount, and thus can positively impact food security. These companies may also include ones that are part of the cell-cultured business-to-business supply chain, such as the production of bioreactors (a temperature controlled tank filled with nutrients and used to grow cells outside of an animal), cell culture media (a solution of basic nutrients designed to allow cells to grow in a bioreactor), or cell culture meat scaffolding (a material made into a shape that typically resembles a piece of meat, used in a bioreactor. As cells grow on the material, the material degrades and is replaced by cells).

11.    Please clarify the disclosure to state if the adviser performs its own research or if it relies on third party data. If the Adviser relies on third party data providers or an Index, consider whether its appropriate to add related risk disclosure regarding reliability and availability of ESG data reporting. In that regard, consider moving ESG disclosure currently located within Item 9 to the Summary Section (Item 4).

Response 11: See the response to Comment 8 above. Additionally, the Trust has relocated the referenced ESG disclosure as suggested. See Appendix A.

12.    If the Fund invests in emerging markets as a principal strategy, please add corresponding disclosure.

Response 12: The Trust confirms that the Fund does not intend to invest in emerging market countries as a principal investment strategy. Accordingly, no emerging markets disclosure has been added to the prospectus.

13.    With respect to the Principal Risks section, please consider adding “New Adviser Risk” disclosure if the Adviser is new to managing a Fund.

Response 13: See Appendix A. The Trust responds by adding risk disclosure regarding the new Adviser as follows.

Item 4 Disclosure
New Adviser Risk. The Fund’s adviser is a newly organized investment adviser and has no operating history or performance track record, which may increase the risks associated with investments in the Fund.

Item 9 Disclosure
New Adviser Risk. Given that the Adviser is a new entity formed in 2021, it has not previously managed an ETF. ETFs and their advisers are subject to restrictions and limitations imposed by the 1940 Act and the Internal Revenue Code. As a result, investors do not have a long-term track record of managing a mutual fund from which to judge the newly-formed Adviser and the Adviser may not achieve the intended result in managing the Fund.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust

Appendix A

Excerpt from Summary Section of Prospectus for
VegTech Plant-based Innovation & Climate ETF

Principal Investment Strategy
The Fund is an actively managed exchange-traded fund (“ETF”). The Fund will invest under normal circumstances at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of plant-based innovation companies (“VegTech companies”). VegTech companies are companies that (1) focus on producing end products that are plant-based; or (2) meet the Adviser’s strict criteria mandating a de minimis amount of animals or animal secretions used in end-products in order to promote positive climate change. In all cases, VegTech companies produce no primary products designed for industrial farm animal production. The Adviser defines de minimis to mean at least 98% of a company’s distinct product offerings, which contain no more than trace amounts of animals and/or animal secretions, as indicated in publicly available documents. In looking for VegTech companies, the Adviser searches for companies it considers to be innovators in developing products, services, trade secrets, technology, methods, and advancements in scientific research relating to the areas of plant-based and vegan products, food, or services, cell-cultured foods, precision fermented foods, animal-free agriculture, animal-free materials, and scientific services, all with a goal of developing a more efficient or more sustainable production system. To be considered an innovator by the Adviser, a company must provide at least one substitute or replacement for products, components, processes or services that use animals, in addition to having a minimum market capitalization of $25 million.
The Adviser believes VegTech companies involved in replacing animal products contribute to several United Nations (UN) Sustainable Development Goals. Within the SDG framework, these goals include “Climate Action,” “Life on Land,” and “Life Below Water.” The Adviser believes livestock are responsible for a significant amount of global greenhouse emissions, including methane and nitrous oxide. A landmark report from the Intergovernmental Panel on Climate Change (“IPCC”) highlighted that climate change is expected to cause “severe, pervasive, and irreversible impacts” on the natural environment unless carbon emissions are cut sharply and rapidly. The IPCC further reported that under the scenario of no animal products consumed at all (no meat, dairy products, or eggs), “adequate food production in 2050 could be achieved on less land than is currently used, allowing considerable forest regeneration, and reducing land-based GHG [greenhouse gas] emissions to one third of the reference ‘business-as-usual’ case for 2050.” The Adviser believes that climate change and the efficiency of food production affects food security. The Adviser believes that companies that invest in or develop products or services that remove animals from food and materials supply chains can positively impact climate change.
The Fund will predominantly invest in the equity securities of VegTech companies, which may include, but are not limited to, common and preferred publicly-traded stocks of U.S. and foreign companies, rights and warrants, partnership interests and business trust shares. The Fund may also invest in initial public offerings (“IPOs”) of VegTech companies or in companies that have recently completed an IPO. The Fund’s foreign investments may be direct or through American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). The Fund’s portfolio is expected to be a focused portfolio with typically fewer than 50 holdings, although the number of such holdings may increase over time if the universe of VegTech companies increases.
The Adviser maintains an internal, proprietary, research process to determine which companies qualify as VegTech companies. The Adviser conducts its own screening research by reviewing financial statements, websites, and brochures. The Adviser also conducts company interviews and analyzes product labels prior to investing in any company. Pursuant to this process, the Adviser seeks to identify companies which are involved in no more than a de minimis way in the use of animal-based materials, processes or services. Additionally, in order to be a VegTech company, companies must not perform animal testing unless required to do so by law in order to bring a product to market.
In identifying VegTech companies, the Adviser considers the following types of companies:
•Plant-based and Vegan Companies. Companies that are focused on producing products or services that contain no more than a de minimis amount of animals and that produce no primary products designed for industrial farm animal production. These companies may include companies that employ food scientists to develop beef alternatives that use less land and water and generates less methane than standard animal agriculture or may include food or materials companies that produce products that include plants and plant derivatives while maintaining the Adviser’s de minimis standards. For purposes of this screen, the Adviser defines “primary product” to be a product that accounts for more than 50% of the company’s revenues as disclosed in public financial statements.

•Cell-cultured Technology Companies. Companies that use bioscience and engineering to produce (or help produce) cell-cultured foods. These foods are sometimes called “cell-based,” “lab-grown,” or “cultured” products. These technologies increase food production and mitigate environmental impact by utilizing animal cells, as a replacement for animal in the production of meat, in a way that significantly reduces the need for industrial animal farming, thus reducing the use of land, water, and antibiotics. These companies need only use a trace amount (i.e., 1% or less) of animal cells in a bioreactor to grow a significantly larger amount, and thus can positively impact food security. These companies may also include ones that are part of the cell-cultured business-to-business supply chain, such as the production of bioreactors (a temperature controlled tank filled with nutrients and used to grow cells outside of an animal), cell culture media (a solution of basic nutrients designed to allow cells to grow in a bioreactor), or cell culture meat scaffolding (a material made into a shape that typically resembles a piece of meat, used in a bioreactor. As cells grow on the material, the material degrades and is replaced by cells).

•Precision Fermentation Companies. Companies that use algae or microbes such as yeasts and fungi to produce nutrients, proteins, flavors, and ingredients. These companies may include one that uses microbes in a bioreactor to produce casein, whey, or heme. Similar to cell-cultured food companies, these companies can produce greater quantities of food in a way that significantly reduces the need for industrial animal farming, thus reducing the use of land, water and antibiotics while replacing animals and positively impacting food security.

•Animal-free Agricultural Companies. Companies that produce plants (vegetables, pulses, tubers, legumes, fruits, nuts, seeds, and grains), fungi, microbes, and algae. These companies may include ones using vertical farming technology and robotics to grow food near population centers with less land, water, pesticide, and manure than standard animal agriculture.

•Animal-free Materials. Companies that use alternatives to animal-grown materials or cosmetics. These companies may include ones that uses animal-free leather on the seats of automobiles. It may also include one that uses animal-free ingredients in its cosmetics and does not engage in animal-testing.

•Scientific Services. Companies in bioengineering, bioscience, nutrition, or food science. These companies may include ones that develops animal-free allergy testing.

The Fund is non-diversified, which means that it may invest a significant portion of its assets in the securities of a single issuer or small number of issuers.

The Adviser may sell securities from the portfolio if the company’s fundamentals no longer meets the Adviser’s criteria for a VegTech company. The Adviser may sell a security when its price reaches a set target, or if it believes that other investments are more attractive, or for other reasons we may determine. In selling a security, the Adviser will take into account prudent portfolio management practices and the interests of shareholders, which may result in the position being sold over a period of time, rather than immediately, even if the issuer no longer qualifies as a VegTech company.

Principal Risks of Investing in the Fund
By itself, the Fund is not a complete, balanced investment plan. The Fund cannot guarantee that it will achieve its investment objectives. Losing all or a portion of your investment is a risk of investing in the Fund. The following risks are considered principal and could affect the value of your investment in the Fund:

•New Adviser Risk. The Adviser is a newly organized investment adviser and has no operating history or performance track record, which may increase the risks associated with investments in the Fund.
•Management Risk. As an actively-managed ETF, the Fund is subject to management risk. The ability of the Adviser to successfully implement the Fund’s investment strategies will significantly influence the Fund’s performance. The success of the Fund will depend in part upon the skill and expertise of certain key personnel of the Adviser, and there can be no assurance that any such personnel will continue to be associated with the Fund.
•Climate Change and VegTech Policy Risk. The Fund’s policy of investing in VegTech companies as a means to promote positive climate change could cause the Fund to perform differently compared to similar funds that do not have such a policy. This policy may result in the Fund foregoing opportunities to buy certain securities when it might otherwise be economically advantageous to do so, or selling securities when it might be otherwise economically disadvantageous for it to do so. The Fund will vote proxies in a manner which is consistent with its VegTech and climate policy themes, which may not always be consistent with maximizing short-term performance of the issuer.
•Market and Regulatory Risk. Events in the financial markets and economy may cause volatility and uncertainty and adversely affect performance. Such adverse effect on performance could include a decline in the value and liquidity of securities held by the Fund, unusually high and unanticipated levels of redemptions, an increase in portfolio turnover, a decrease in NAV, and an increase in Fund expenses. In addition, because of interdependencies between markets, events in one market may adversely impact markets or issuers in which the Fund invests in unforeseen ways. Traditionally, liquid investments may experience periods of diminished liquidity. During a general downturn in the financial markets, multiple asset classes may decline in value and the Fund may lose value, regardless of the individual results of the securities and other instruments in which the Fund invests. It is impossible to predict whether or for how long such market events will continue, particularly if they are unprecedented, unforeseen or widespread events or conditions. Therefore, it is important to understand that the value of your investment may fall, sometimes sharply and for extended periods, and you could lose money.

•Equity Securities Risk. The value of the Fund’s shares will go up or down based on the movement of the overall stock market and the value of the individual securities held by the Fund, both of which can sometimes be volatile.
•ETF Risks. The Fund is an ETF, and, as a result of an ETF’s structure, it is exposed to the following risks:
•Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.
•Costs of Buying or Selling Shares. Due to the costs of buying or selling Shares, including brokerage commissions imposed by brokers and bid-ask spreads, frequent trading of Shares may significantly reduce investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.
•Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount) due to supply and demand of Shares or during periods of market volatility. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant.
•Trading. Although Shares are listed for trading on NYSE Arca, Inc. (the “Exchange”) and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that Shares will trade with any volume, or at all, on any stock exchange. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares, and this could lead to differences between the market price of the Shares and the underlying value of those Shares.
•Initial Public Offering Risk. The market value of IPO shares may fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk.
•Foreign Securities Risk. Foreign securities may be more volatile and less liquid than domestic (U.S.) securities, which could affect the Fund’s investments. Securities markets of other countries are generally smaller than U.S. securities markets.
•Depositary Receipt Risk. Foreign receipts, which include ADRs, GDRs, and EDRs, are securities that evidence ownership interests in a security or a pool of securities issued by a foreign issuer. The risks of depositary receipts include many risks associated with investing directly in foreign securities, such as individual country risk and liquidity risk. Unsponsored ADRs, which are issued by a depositary bank without the participation or consent of the issuer, involve additional risks because U.S. reporting requirements do not apply, and the issuing bank will recover shareholder distribution costs from movement of share prices and payment of dividends.

•New Fund Risk. The Fund is a recently organized investment company with no operating history. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board may determine to liquidate the Fund.
•Non-Diversification Risk. The Fund is non-diversified, which means that it may invest a high percentage of its assets in a limited number of securities. Since the Fund is non-diversified, its NAV and total returns may fluctuate or fall more than a diversified fund. Gains or losses on a single stock may have a greater impact on the Fund.
•Market Capitalization Risk.
•Large-Capitalization Companies Risk. Larger, more established companies may be unable to respond quickly to new competitive challenges like changes in consumer tastes or innovative smaller competitors. In addition, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.
•Mid-Capitalization Companies Risk. The securities of mid-capitalization companies may be more vulnerable to adverse issuer, market, political, or economic developments than securities of large-capitalization companies. The securities of mid-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than large capitalization stocks or the stock market as a whole.
•Small Market Capitalization Risks. Stocks of companies with small market capitalizations involve a higher degree of risk than investments in the broad-based equities market. Small-capitalization stocks are often more volatile and less liquid than investments in larger companies, and are more likely to be adversely affected by poor economic or market conditions. In addition, small-capitalization companies may lack the management experience, financial resources and product diversification of larger companies, making them more susceptible to market pressures and business failure.
•Sector Emphasis Risk. The securities of companies in the same or related businesses, if comprising a significant portion of the Fund’s portfolio, could react in some circumstances negatively to market conditions, interest rates and economic, regulatory or financial developments and adversely affect the value of the portfolio to a greater extent than if such business comprised a lesser portion of the Fund’s portfolio.

Item 9 Disclosure
ADDITIONAL INFORMATION ABOUT THE FUND
Investment Objective. The VegTech Plant-based Innovation & Climate ETF (the “Fund”) seeks long-term growth of capital. The Fund’s investment objective has been adopted as a non-fundamental investment policy and may be changed without shareholder approval upon written notice to shareholders. The investment policy of the Fund concerning “80% of the Fund’s net assets” may be changed by the Board of Trustees without shareholder approval, but shareholders would be given at least 60 days’ written notice before any such change.
Additional Information About the Fund’s Principal Investment Strategies.
Temporary or Cash Investments. Under normal market conditions, the Funds will invest according to its principal investment strategies noted above. However, the Fund may temporarily depart from its principal investment strategy and make short-term investments in cash, cash equivalents, short-term debt securities and money market instruments in response to adverse market, economic or political conditions. As a result, to the extent the Fund makes such “defensive investments,” it may not achieve its investment objective. For longer periods of time, the Fund may hold a substantial cash position. If the market advances during periods when the Fund is holding a large cash position, the Fund may not realize as significant a gain as it would otherwise have, had it been more fully invested. To the extent the Fund invests in a money market fund for its cash position, there will be some duplication of expenses because the Fund will bear its pro rata portion of such money market fund’s advisory fees and operational expenses.
Principal Risks of Investing in the Fund. The principal risks of investing in the Fund that may adversely affect the Fund’s net asset value (“NAV”) or total return were previously summarized and are discussed in more detail below. There can be no assurance that the Fund will achieve its investment objective.
•New Adviser Risk. Given that the Adviser is a new entity formed in 2021, it has not previously managed an ETF. ETFs and their advisers are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended (the “1940 Act”) and the Internal Revenue Code. As a result, investors do not have a long-term track record of managing a mutual fund from which to judge the newly-formed Adviser and the Adviser may not achieve the intended result in managing the Fund.
•Management Risk. The investment strategies, practices and risk analysis used by the portfolio managers may not produce the desired results. The ability of the Fund to meet its investment objective is directly related to the Adviser’s investment strategies for the Fund. The value of your investment in the Fund may vary with the effectiveness of the Adviser’s research, analysis and asset allocation among portfolio securities. If the Adviser’s investment strategies do not produce the expected results, your investment could be diminished or even lost.
•Climate Change and VegTech Policy Risk. The Fund’s policy of investing in VegTech companies as a means of promoting positive climate change could cause the Fund to perform differently compared to similar funds that do not have such a policy. This policy may result in the Fund foregoing opportunities to buy certain securities when it might otherwise be economically advantageous to do so, or selling securities when it might be otherwise economically disadvantageous for it to do so. The Fund will vote proxies in a manner that is consistent with its VegTech and climate policy themes, which may not always be consistent with maximizing short-term performance of the issuer. A company’s ability to satisfy the Adviser’s strict VegTech criteria may change over time, which could cause the Fund to temporarily hold securities that do not comply with the Fund’s investment criteria. There is a possibility that a company in the Fund’s portfolio may engage in a merger or acquisition and such merger or acquisition could result in the Fund holding securities that do not comply with the Fund’s policies. In evaluating a company, the Adviser is dependent upon information and data that may be incomplete, inaccurate or unavailable, which could cause the Adviser to incorrectly assess whether a company meets the Adviser’s VegTech criteria. Successful application of the Fund’s investment strategy will depend on the Adviser’s skill in properly identifying and analyzing companies that meet its criteria.
•Market and Regulatory Risk. Events in the financial markets and economy may cause volatility and uncertainty and adversely affect performance. Such adverse effect on performance could include a decline in the value and liquidity of securities held by the Fund, unusually high and unanticipated levels of redemptions, an increase in portfolio turnover, a decrease in NAV, and an increase in Fund expenses. In addition, because of interdependencies between markets, events in one market may adversely impact markets or issuers in which the Fund invests in unforeseen ways. Traditionally, liquid investments may experience periods of diminished liquidity. During a general downturn in the financial markets, multiple asset classes may decline in value and the Fund may lose value, regardless of the individual results of the securities and other instruments in which the Fund invests. It is impossible to predict whether or for how long such market events will continue, particularly if they are unprecedented, unforeseen or widespread events or conditions. Therefore, it is important to understand that the value of your investment may fall, sometimes sharply and for extended periods, and you could lose money.
•Equity Securities Risk. The price of equity securities may rise or fall because of changes in the broad market or changes in a company’s financial condition, sometimes rapidly or unpredictably. These price movements may result from factors affecting individual companies, sectors or industries selected for the Fund’s portfolio or the securities market as a whole, such as changes in economic or political conditions. Equity securities are subject to “stock market risk” meaning that stock prices in general (or in particular, the prices of the types of securities in which the Fund invests) may decline over short or extended periods of time. When the value of the Fund’s securities goes down, your investment in the Fund decreases in value.
•ETF Risks. The Fund is an ETF, and, as a result of an ETF’s structure, it is exposed to the following risks:
•APs, Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.
•Costs of Buying or Selling Shares. Investors buying or selling Shares in the secondary market will pay brokerage commissions or other charges imposed by brokers, as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of Shares. In addition, secondary market investors will also incur the cost of the difference between the price at which an investor is willing to buy Shares (the “bid” price) and the price at which an investor is willing to sell Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid-ask spread.” The bid-ask spread varies over time for Shares based on trading volume and market liquidity, and the spread is generally lower if Shares have more trading volume and market liquidity and higher if Shares have little trading volume and market liquidity. Further, a relatively small investor base in the Fund, asset swings in the Fund, and/or increased market volatility may cause increased bid-ask spreads. Due to the costs of buying or selling Shares, including bid-ask spreads, frequent trading of Shares may significantly reduce investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.
•Shares May Trade at Prices Other Than NAV. As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price and the NAV vary significantly, including due to supply and demand of the Fund’s Shares and/or during periods of market volatility. Thus, you may pay more (or less) than NAV intra-day when you buy Shares in the secondary market, and you may receive more (or less) than NAV when you sell those Shares in the secondary market. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant.
•Trading. Although Shares are listed for trading on the Exchange and may be listed or traded on U.S. and non-U.S. stock exchanges other than the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Trading in Shares may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange “circuit breaker” rules, which temporarily halt trading on the Exchange when a decline in the S&P 500® Index during a single day reaches certain thresholds (e.g., 7%, 13%, and 20%). Additional rules applicable to the Exchange may halt trading in Shares when extraordinary volatility causes sudden, significant swings in the market price of Shares. There can be no assurance that Shares will trade with any volume, or at all, on any stock exchange. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares, and this could lead to differences between the market price of the Shares and the underlying value of those Shares.
•Initial Public Offering Risk. The market value of IPO shares may fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk. When the Fund’s asset base is small, a significant portion of the Fund’s performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund.
•Foreign Securities Risk. Foreign securities may be more volatile and less liquid than domestic (U.S.) securities, which could affect the Fund’s investments. Securities markets of other countries are generally smaller than U.S. securities markets. The exchange rates between U.S. dollar and foreign currencies might fluctuate, which could negatively affect the value of the Fund’s investments. Foreign securities are also subject to higher political, social and economic risks. These risks include, but are not limited to, a downturn in the country’s economy, excessive taxation, political instability, and expropriation of assets by foreign governments. Compared to the U.S., foreign governments and markets often have less stringent accounting, disclosure, and financial reporting requirements.
•Depositary Receipt Risk. Foreign receipts, which include ADRs, GDRs, and EDRs, are securities that evidence ownership interests in a security or a pool of securities issued by a foreign issuer. The risks of depositary receipts include many risks associated with investing directly in foreign securities, such as individual country risk and liquidity risk. Unsponsored ADRs, which are issued by a depositary bank without the participation or consent of the issuer, involve additional risks because U.S. reporting requirements do not apply, and the issuing bank will recover shareholder distribution costs from movement of share prices and payment of dividends.
•New Fund Risk. The Fund is a recently organized investment company with no operating history. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board may determine to liquidate the Fund. The Board can liquidate the Fund without shareholder vote and, while shareholder interests will be the paramount consideration, the timing of any liquidation may not be favorable to certain individual shareholders.
•Non-Diversification Risk. The Fund is “non-diversified,” which means it is permitted to invest a greater percentage of its assets in the securities of a single issuer than a diversified fund. Thus, the Fund may have fewer holdings than other funds. As a result, a decline in the value of those investments would cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio.
•Market Capitalization Risk.
•Large-Capitalization Companies Risk. Larger, more established companies may be unable to respond quickly to new competitive challenges like changes in consumer tastes or innovative smaller competitors. In addition, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.
•Mid-Capitalization Companies Risk. The securities of mid-capitalization companies may be more vulnerable to adverse issuer, market, political, or economic developments than securities of large-capitalization companies, but they may also be subject to slower growth than small-capitalization companies during times of economic expansion. The securities of mid-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than large capitalization stocks or the stock market as a whole, but they may also be nimbler and more responsive to new challenges than large-capitalization companies. Some mid-capitalization companies have limited product lines, markets, financial resources, and management personnel and tend to concentrate on fewer geographical markets relative to large-capitalization companies.
•Smaller Market Capitalization Risks. The securities of small-capitalization companies may be more vulnerable to adverse issuer, market, political, or economic developments than securities of larger-capitalization companies. The securities of small-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than larger capitalization stocks or the stock market as a whole. Some small capitalization companies have limited product lines, markets, and financial and managerial resources and tend to concentrate on fewer geographical markets relative to larger capitalization companies. There is typically less publicly available information concerning smaller-capitalization companies than for larger, more established companies. Small-capitalization companies also may be particularly sensitive to changes in interest rates, government regulation, borrowing costs and earnings.
•Sector Emphasis Risk. The Fund’s investing approach may result in an emphasis on certain sectors or sub-sectors of the market at any given time. To the extent the Fund invests more heavily in one sector or sub-sector of the market, it thereby presents a more concentrated risk and its performance will be especially sensitive to developments that significantly affect those sectors or sub-sectors. In addition, the value of Shares may change at different rates compared to the value of shares of a fund with investments in a more diversified mix of sectors and industries. An individual sector or sub-sector of the market may have above-average performance during particular periods, but may also move up and down more than the broader market. The several industries that constitute a sector may all react in the same way to economic, political or regulatory events. The Fund’s performance could also be affected if the sectors or sub-sectors do not perform as expected. Alternatively, the lack of exposure to one or more sectors or sub-sectors may adversely affect performance.